

March 21, 2013

<u>Via Facsimile</u>
Mr. Nick Arroyo
Chief Executive Officer
BullsNBears.com, Inc.
4731 W. Atlantic Avenue, Suite B7
Delray Beach, FL 33445

> **Re: BullsNBears.com, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 19, 2013**
> **File No. 0-54616**

Dear Mr. Arroyo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed March 19, 2013</u>

<u>Section 4 – Matters Related to Accountants and Financial Statements</u>

<u>Item 4.01(a) Previous Independent Accountants</u>

1. We note your board of directors decided not to proceed with the engagement of Anton & Chia, LLP as your independent registered public accounting firm. We also note the disclosure in your Item 4.01 Form 8-K filed on March 7, 2013 stating that the appointment of Anton & Chia, LLP was approved by your board of directors. Please address the apparent inconsistency in your disclosure and explain the events that resulted in the decision not to engage Anton & Chia, LLP.

2.   Please amend your Form 8-K to include Exhibit 16.1 from your former audit firm, Stan J.H. Lee, CPA. Refer to Item 304(a)(3) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Shannon Buskirk at (202) 551-3717 or me at (202) 551-3311 if you have any questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                /s/ Ethan Horowitz

                                Ethan Horowitz
                                Branch Chief